Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule 14A

(Form Type)

ICC Holdings, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction		Fee rate	Amount of Filing Fee
Fees to be Paid	$74,679,193	(1)	0.00015310	$11,433.38	(2)
Fees Previously Paid	$0			$0
Total Transaction Valuation	$74,679,193
Total Fees Due for Filing				$11,433.38
Total Fees Previously Paid				$0
Total Fee Offsets				$0
Net Fee Due				$11,433.38

(1)	Aggregate number of securities to which transaction applies:

As of October 15, 2024, the maximum number of shares of common stock, par value $0.01 per share (“ICCH Common Stock”), of ICC Holdings, Inc. (the “Company”) to which this transaction applies is estimated to be 3,177,838, which consists of (a) 3,142,973 shares of ICCH Common Stock entitled to receive the per share transaction consideration of $23.50 and (b) 34,865 shares of ICCH Common Stock underlying outstanding restricted stock units, which may be entitled to receive the per share transaction consideration of $23.50.

(2)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

Estimated solely for the purposes of calculating the filing fee, the underlying value of the transaction was calculated based on the sum of (a) the product of 3,142,973 shares of ICCH Common Stock and the per share transaction consideration of $23.50; and (b) the product of 34,865 shares of ICCH Common Stock underlying outstanding restricted stock units and the per share transaction consideration of $23.50. In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the sum calculated in the preceding sentence by 0.00015310.